October 21, 2009

Romolo Santarosa
Executive Vice President and Chief Financial Officer
First California Financial Group, Inc.
3027 Townsgate Road, Suite 300
Westlake Village, CA 91361

      Re: First California Financial Group, Inc.
                Form 10-Q for Fiscal Period Ended March 31, 2009
                Filed June 30, 2009
                File No. 000-52498

Dear Mr. Santarosa:

      We have reviewed your correspondence filed with the Commission on September 21, 2009 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please refer to our previous comments 1 and 4 in our letter dated September 4, 2009. In your response, it appears that you identified potential problems with your $22.5 million construction loan in the fall of 2008 since you state that you had recommended lowering the sales price to the borrower as sales activity had slowed and the current prices were not commensurate with market. Further, it appears that you were working similarly with other borrowers in similar situations prior to this time. Please tell us the following information:

        a. We note in your response to our previous comment 4 that the unsuccessful resolution of the large credit in April influenced your view of market conditions and prompted the reevaluation of your qualitative factors. Although your previous resolution with other borrowers had been successful, it appears that your loan portfolio was showing signs of credit deterioration overall in that additional efforts were required on your part to resolve these loans and that sales prices had to be reduced in order to generate the necessary cash flows. Therefore, based on the information in your response, it appears that you were aware of this trend prior to December 31, 2008. Although it appears that certain of these loans may fall into the scope of SFAS 114, please tell us whether you considered the overall trend in this portfolio in your qualitative factors in each quarterly allowance estimate beginning in June of 2008. Please also include specific information related to your considerations as of the filing of your Form 8-K on April 23, 2009 in your response.

        b. Please provide additional context as to the severity of the decline in the originally estimated sales prices as compared to the final selling prices for these types of loans. If you monitored these trends as a part of your allowance estimation methodology, please provide these trends for each previously requested reporting period. If you did not monitor these trends, please specifically confirm that fact.

        c. Given the efforts of the bank in the fall of 2008 related to the $22.5 million loan, and the fact that it appears you identified the potential for a short-fall of cash flows that may have prevented the borrower from making payments according to the terms of the loan if property sales did not increase, please tell us why you did not disclose the $22.5 million loan as a potential problem loan pursuant to Item III.C.2 of Industry Guide 3 in your 2008 Form 10-K.

2.   Please refer to our previous comment 6 in our letter dated September 4, 2009. Please tell us how you concluded that the severity of the economic decline and the related impacts on your qualitative factors were not overlooked in your consideration of the qualitative factor adjustments in any previous reporting period. Please specifically address how you considered the fact that the indications of declining home prices and credit deterioration in certain of your portfolios as mentioned above were available prior to December 31, 2008 and the filing of your Form 8-K on April 23, 2009.

3.   In your response to our previous comment 1 in our letter dated September 4, 2009, you state that in early May of 2009 the borrower related to your $22.5 million problem loan failed to pay down the loan and refused to lower sales prices. Please tell us the following information:

      a. Please tell us whether the borrower met the terms of the loan and the additional payment requirements imposed in the fall of 2008 prior to this time.

      b. Please tell us whether the borrower agreed to lower sales prices during your meetings in the fall of 2008 or whether you discovered that the borrower had chosen not to do so at the time of default. Please tell us whether your additional loan terms were formalized by a contractual change in loan terms or whether these changes were agreed upon verbally.

      c. Please clarify to specifically define what you mean when you say that this loan is adequately collateralized and tell us the amount of specific reserves related to this loan for each quarter beginning with the June 30, 2008 period.

      d. Please tell us whether you had a current appraisal for this loan during any of the previously mentioned periods. If you obtained a current appraisal during any of those periods, please tell us whether you charged off any portion of this loan as a result of updated collateral values.

4. Please refer to our previous comment 3 in our letter dated September 4, 2009. Please provide the information previously requested for all of your qualitative factors. Please provide the amount of the originally determined qualitative factor, the amount of any adjustments made to these factors and a qualitative description of the reasons for the adjustment as well as the final qualitative factor. Please clarify how you utilize this information to arrive at a final dollar amount attributable to your qualitative factors.

5. Please refer to our previous comment 4 in our letter dated September 4, 2009. We note the disclosure of your non-accrual loans, charge-offs and past due loans in your filings. Please provide the requested information related to the other qualitative factors included in your disclosure. Please also provide the previously requested information regarding how all of these trends and factors were specifically considered in connection with your determination of the allowance for loan losses. To the extent you considered specific quantified trends, please provide that information for each reporting period beginning June 30, 2008. If you did not consider any quantified trends, please tell us that fact. Please provide a description of any other specific information considered in connection with these quantitative factors, such as newspaper articles, statistical data, etc.

6. We note your disclosure of your charge-off policy on page 45 of your Form 10-K. This disclosure is relatively general, however your response to our prior comment

7 in our letter dated September 4, 2009 implies that you have robust policies and criteria for determining when a loan should be charged-off. Considering the material increase in charge-offs during 2008 and in the quarter ended March 31, 2009, please revise to disclose your specific policies and criteria for determining when loans should be charged-off. If this policy varies by loan type, please disclose that also.

7. Please refer to our previous comment 7 in our letter dated September 4, 2009. In light of your disclosure on page 12 of your June 30, 2009 Form 10-Q that a significant portion of your portfolio is collateralized by real estate and considering the material increase in charge-offs during the quarter ended March 31, 2009 that were a result of receiving updated appraisals, please tell us and revise to disclose your policy for obtaining updated appraisals for your collateral dependent loans. If your policy varies by loan type, please disclose that also.

8. The provision for loan losses for the period ended March 31, 2009 as reported in your April 23, 2009 Form 8-K was $1,115,000 and revised provision for loan losses reported in your March 31, 2009 Form 10-Q totaled $5,069,000, which is a 355% difference from your original estimate. Please tell us whether and how you considered the magnitude of this change when concluding that the revision was a change in estimate and not the correction of an error.

9. Gross charge-offs as originally reported in your April 23, 2009 Form 10-K were $194,000 and the revised amount of gross charge-offs in your March 31, 2009 Form 10-Q were $1,847,000, which is an 856% difference from your original estimate. In your response to our previous comment 7 in our letter dated September 4, 2009, you state that the increase in charge-offs during the first quarter of 2009 were a result of the receipt of appraisals for several collateral dependent loans. Therefore, it appears that you considered the receipt of these appraisals when determining your revised estimate. Please tell us generally how you monitor collateral values. In this regard, please tell us whether you made any adjustments for potentially old and outdated appraisal values in consideration of the trend of declining market prices mentioned in your response to our previous comment 1 in our letter dated September 4, 2009. Please tell us specifically if this information is included in any of your qualitative factors. Please tell us whether you had specifically reserved for any estimates of collateral value shortfall for these loans prior to the receipt of the updated appraisals. If you did not consider the decline in value related to these and other collateral dependent loans in your estimate of the ALL or overlooked the severity of these trends in your estimate, please tell us how you concluded that the changes to your methodology constituted a change in estimate and not the correction of an error.

10. In your June 30, 2009 Form 10-Q, you disclose on page 25 that you are "reevaluating the sufficiency of the original loan commitment to absorb interest

charges (i.e., interest reserves)" related to your construction loans. Considering the trends noted in your response to our prior comment 1 in our letter dated September 4, 2009 regarding slowing sales and declining market prices, please provide the following information:

a. Please clarify whether you have repacked any of the interest reserves related to these loans.

b. Please tell us and revise to disclose whether you evaluate interest income accrued on loans with interest reserves for collectability prior to maturity. Please tell us and revise to disclose how you monitor these loans on an ongoing basis for deterioration in credit quality.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your future filings. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Blakeley Moore at (202) 551-3303 or me at (202) 551-3492 if you have any questions related to the above comments.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant

cc: (facsimile only)
    Gregg Noel, Skadden Arps